FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
August 10, 2016

VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Craig D. Wilson, Sr. Asst. Chief Accountant
Office of Information Technologies and Services

Re:    Acacia Research Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 15, 2016
File No. 000-26068

Dear Mr. Wilson:
Set forth below are the responses of Acacia Research Corporation (the “Company,” “we,” “our” or “us”) to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) made by letter dated June 22, 2016 (the “Comment Letter”), concerning our Form 10-K for the Fiscal Year Ended December 31, 2014, filed March 2, 2015 (the “2014 Form 10-K”), and our Form 10-K for the Fiscal Year Ended December 31, 2015, filed March 15, 2016 (the “2015 Form 10-K”). Our responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter, and each response contains a reference to the page number(s), as applicable, where the responsive information may be found in the applicable Form 10-K.
Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83]. For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
In accordance with Rule 83, the Company requests confidential treatment of the marked portions (the “Confidential Information”) of this Letter. Please promptly inform the undersigned of any request for disclosure of the Confidential Information made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.
In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Acacia Research Corporation” and each page is marked for the record with the identifying numbers and code “ACTG-002” through “ACTG-009.”

Securities and Exchange Commission
Division of Corporation Finance
August 10, 2016
ACTG-002
Confidential Treatment Requested by Acacia Research Corporation

Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.
General

1.
We note that you estimated the fair value of your patent portfolios is less than the carrying value of $162 million as of December 31, 2015. Please tell us your basis for using a different patent portfolio fair value for the purpose of measuring the impairment for goodwill and patent portfolios. Refer to ASC 350-30-35-27 and ASC 350-20-35-3.

Company Response:
We respectfully submit that we used the same estimated fair value for the purposes of measuring impairment of our patents and goodwill as of December 31, 2015. In our response to the Staff’s April 22, 2016 comment letter, the total fair value of the patent portfolio stated in the table we provided was limited, up to the amount that the implied fair value of goodwill was equal to zero, indicating that the full amount of existing goodwill, totaling $30.1 million, was impaired and therefore written-off as of December 31, 2015. We believe that the table would have been clearer if we had included the total estimated fair value of the patent portfolio at December 31, 2015 of $[***], which exceeded the $162 million remaining carrying value of the patent portfolio, subsequent to the impairment charges totaling $74.7 million recorded in the fourth quarter of 2015. From a presentation standpoint, the $100.6 million fair value in the table included in our response to the Staff’s April 22, 2016 comment letter represented only a portion of the estimated fair value of the patent portfolio that resulted in no residual value to allocate to goodwill.
We estimated the fair value of the Company’s identifiable assets used in the goodwill impairment estimation calculation at December 31, 2015 to be approximately $[***] as follows (in thousands):

Total Current Assets	$183,877
Fixed and Other Assets	1,382
Patent Portfolios	[***]
Estimated Fair Value of Identifiable Assets	$[***]

[TEXT FROM PAGE ACTG-002 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

Securities and Exchange Commission
Division of Corporation Finance
August 10, 2016
ACTG-003
Confidential Treatment Requested by Acacia Research Corporation

We used book value as an approximation of fair value for current assets, certain intangible assets, fixed assets and total liabilities. Based upon our analysis, we then estimated goodwill impairment as follows:

Estimated Fair Value of Total Invested Capital	$[***]
Add: Estimated Fair Value of Liabilities	[***]
Estimated Fair Value of Total Assets	[***]
Less: Estimated Fair Value of Identifiable Assets	[***]
Implied Fair Value of Goodwill	[***]
Carrying Value of Goodwill	30,149
Indicated Impairment of Goodwill	$30,149

Consideration of Negative Implied Fair Value of Goodwill: As described in our letter dated May 25, 2016, we first performed an impairment analysis for our patent portfolios pursuant to ASC 360 as of December 31, 2015, with the assistance of a third-party valuation specialist, resulting in $74.7 million of patent portfolio impairment charges. We then performed an impairment analysis of goodwill pursuant to ASC 350 as discussed above, and noted a negative implied fair value in excess of the carrying value. Since the negative implied fair value of goodwill was a larger balance than the carrying value of goodwill, we reassessed the impairment analysis performed on the patent portfolio. Based on that reassessment, we determined that there was no indication of any further impairment of the patent portfolio assets, as the estimated fair value of the patent portfolios exceeded the remaining book value of the patent portfolios (subsequent to recognition of the $74.7 million of impairment charges) as of December 31, 2015.
Second Quarter 2016 Patent Impairment Charges. In the second quarter of 2016, we recorded $40.2 million of patent portfolio impairment charges, comprised of the following:

Portfolio:	Amount
Adaptix Portfolio	$[***]
[***] Portfolio	[***]
Other	[***]
$ 40,165,000

Pursuant to the guidance set forth in ASC 360, factors which could trigger an impairment review include, without limitation, significant underperformance of patent portfolios relative to expected historical or projected future operating results, significant changes in the manner of use of assets or strategy, and significant adverse changes in portfolio litigation related legal factors, including anticipated or actual adverse regulatory actions or assessments.
[TEXT FROM PAGE ACTG-003 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

Securities and Exchange Commission
Division of Corporation Finance
August 10, 2016
ACTG-004
Confidential Treatment Requested by Acacia Research Corporation

Our management considers a number of factors in connection with its patent impairment analysis, including, without limitation, consideration of current information about the patent portfolio such as status and stage of litigation (via internal analysis and discussions with external patent counsel), periodic results of the litigation process, strength of the patent portfolio, technology coverage and other pertinent information that could impact future net cash flows.
[***]. The [***] portfolio write-down was due to completion of the licensing program in the second quarter of 2016, with no remaining future licenses or settlements expected. The “Other” portfolio was written-off due to management’s decision to no longer allocate resources to the applicable portfolio licensing program.
As a result of our second quarter 2016 impairment analysis, as of June 30, 2016 the fair values of the portfolios listed above were estimated to be zero, resulting in our write-off of the remaining carrying values of the portfolios in the second quarter of 2016.
We have included additional disclosures in the footnotes to the financial statements and MD&A included in our quarterly report on Form 10-Q for the second quarter of 2016, concerning the second quarter 2016 impairment charges, consistent with the following:
Patents Footnote and MD&A Language:
“Acacia recorded impairment of patent-related intangible asset charges of $40,165,000 for the six months ended June 30, 2016, primarily comprised of the write-off of the remaining carrying value of our Adaptix portfolio. The impairment charges were realized in the period due to a reduction in expected estimated future net cash flows and certain patent portfolios that management determined it would no longer allocate future resources to in connection with the licensing and enforcement of such portfolios, due primarily to the overall determination that future resources would be allocated to other licensing and enforcement programs. The impairment charges consisted of the excess of the asset’s carrying value over its estimated fair value.”
We acknowledge that:
•we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[TEXT FROM PAGE ACTG-004 OF THIS LETTER HAS BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83.]

Securities and Exchange Commission
Division of Corporation Finance
August 10, 2016
ACTG-005
Confidential Treatment Requested by Acacia Research Corporation

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (949) 480-8300, or Mark Skaist, the Company’s outside legal counsel, at (949) 725-4117.

Very truly yours,
ACACIA RESEARCH CORPORATION

/s/ Clayton J. Haynes
Clayton J. Haynes
Chief Financial Officer and Treasurer

cc:
Acacia Research Corporation
Edward Treska, General Counsel
Kirsten Hoover, Corporate Controller

Stradling Yocca Carlson & Rauth, P.C.
Mark L. Skaist
Michael L. Lawhead